[Fluor Letterhead]
June 5, 2006
VIA EDGAR AND FAX
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549

Re:	Fluor Corporation Form 10-K for the fiscal year ended December 31, 2005 File No. 1-16129
Dear Mr. Decker:
     The Staff provided comments, by letter dated May 8, 2006 (the “Comment Letter”), on the Company’s Form 10-K originally filed on March 1, 2006. The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter. Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.
     Copies of this letter are being delivered to Jeffrey Gordon and Scott Watkinson, the Staff Accountants identified in the Comment Letter.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
2.	Please revise your table of contractual obligations to include the following:
•	Estimated interest payments on your debt

•	Planned or required payments to fund pensions and other post-employment benefits
Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Response:
     The Company will provide additional disclosures concerning its obligations for estimated interest payments on its debt and pension plan funding in future filings.

Mr. Rufus Decker
Securities and Exchange Commission

Interest Expense
     Estimates of future interest expense on existing outstanding debt considering appropriate contractual maturities will be included in the Contractual Obligations table appearing in Management’s Discussion and Analysis. The disclosure should not include estimated interest that may be payable on any outstanding commercial paper since an accurate outlook of interest rates and amounts outstanding cannot be reasonably estimated. A disclosure to that effect will be included in a footnote to the table. The footnote will also contain information concerning interest on our 1.5 percent Convertible Senior Notes which are presently convertible and, accordingly, are classified as current. Such disclosure will provide the reader with the information necessary to compute the interest payable in the event the notes are not converted by the holders.
Pension Funding and Other Post-employment Benefits
     The Company’s current contractual obligations disclosure includes in the compensation related obligations line item the estimated benefit payments that are expected to be required for its retiree health care and supplemental executive retirement plans. In future filings, these amounts will be presented on a separate line in the Contractual Obligations table.
     The Company will disclose anticipated minimum funding based on current legislation and plan assumptions for all of its significant pension plans. A footnote to the Contractual Obligations table will also be added to provide additional information concerning management’s judgment in determining discretionary funding levels.
     See Exhibit I for a pro forma Contractual Obligations table that incorporates the above indicated changes as of December 31, 2005.
Item 8 — Financial Statements, page F-1
Consolidated Statement of Cash Flows, page F-7
3.	Please revise the other-net line items in the statement of cash flows to present these items on a gross basis. Please note that netting of dissimilar gains and losses, or of cash flows related to assets and liabilities is not appropriate. See SFAS 95.
Response:
     The Company generally classifies immaterial non-cash charges or credits to earnings as other in the reconciliation of Net Earnings to Cash Provided (Utilized) by Operating Activities in its Consolidated Statement of Cash Flows. The presentation of these items on a net basis is considered acceptable when the individual items are not material. Such presentation, in the Company’s view, simplifies the Statement of Cash Flows without detracting from the important details investors should know to understand the components of the reconciliation to derive operating cash flow. However, in

Mr. Rufus Decker
Securities and Exchange Commission

connection with our review in light of the Staff’s comments, we have determined that there are selected items previously classified as other that have become individually larger in recent years and will be separately identified on a gross basis in future filings.
     Remaining amounts, none of which are individually significant, will be grouped on a line identified as “Other Items”. These items include immaterial changes in assets and liabilities and are classified as operating, investing or financing activities as determined by the nature of the item. Finally, similar items in all periods presented will be classified consistently.
     A pro forma comparative Cash Flows from Operating Activities section from our December 31, 2005 Consolidated Statement of Cash Flows illustrates the changes discussed above in the attached Exhibit II.
Major Accounting Policies, page F-9
Depreciation and Amortization, page F-10
4.	The range of useful lives for your property, plant and equipment is very broad. Please breakout the property, plant and equipment into smaller components. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.
Response:
     The Company notes the Staff’s comment and will provide additional breakdowns of depreciable lives by asset category in future filings.
     The Company will modify its disclosure of fixed asset categories and the range of depreciable lives as shown below:

Fixed Assets Supplemental Information
At December 31, 2005
($ in 000)		Estimated
		Useful
		Service
	Cost	Lives
Buildings	230,970	20 - 40
Leasehold Improvements	21,892	6 - 10
Machinery & Equipment*	656,622	2 - 10
Furniture & Fixtures	74,867	1 - 10

* Approximately 50 percent of the Machinery & Equipment is construction equipment that is depreciated over service lives ranging from 2 to 5 years.

Mr. Rufus Decker
Securities and Exchange Commission

Lease Obligations, page F-28
5.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5(n) of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.
Response:
     The Company accounts for step rent provisions and escalation clauses in its significant leases by recognizing lease expense on a straight-line basis. The Company generally does not have capital improvement funding or other lease concessions in its lease agreements. However, where such lease provisions are present in amounts that are material, the amount of capital improvement funding or other concessions are deferred and recognized on a straight-line basis over the term of the lease.
     We confirm the Staff’s assumption that lease payments that depend on an existing index or rate are taken into account in computing minimum lease payments.
     The Company has deferred a total of $5.6 million as of December 31, 2005 relating to the difference between lease payments and recognized lease expense, which is not considered material. The Company is prepared to disclose its basis of accounting for step rent or escalation provisions and capital improvement funding or other concessions in its leases when such amounts are material.
Contingencies and Commitments, page F-29
Guarantees, page F-31
6.	Please disclose the amount of the liability you have recognized, if any, for your guarantees in accordance with paragraph 13(c) of FIN 45. If you have not recognized liabilities in relation to your guarantees, please tell us how you determined your treatment was appropriate.
Response:
     The Company recognizes a liability, when material, for guarantees in accordance with the provisions of FIN 45. The amount of liability recognized, if any, on guarantees is determined based on an analysis of the risk that payments under the guarantee

Mr. Rufus Decker
Securities and Exchange Commission

provisions will be required. While the December 31, 2005 gross amount of payments that may be required totaling $2.4 billion appears large, the risk that un-recovered payments may be required is considered remote. The primary reason for this position is that the Company can perform the project work that is guaranteed since in virtually all performance guarantee arrangements the Company is jointly executing the work with a partner on behalf of which the guarantee to the third party was issued. If the partner whose performance is guaranteed were to default, the Company believes it could easily step-in and perform the work with essentially no significant disruption and at very minor cost. Accordingly, the exposure to any liability upon issuance of a performance guarantee is considered remote.
     The fair value of guarantees under engineering and construction contracts recognized in the Company’s December 31, 2005 balance sheet amounted to $4.0 million which is not considered material and was not separately disclosed. In future filings, the Company will state that the carrying value of the liability for guarantees is not material.
Operations by Business Segment and Geographical Area, page F-33
7.	Please provide us with additional information to help us understand how the move of ICA Fluor from the Power segment to Oil & Gas affects comparability and why you consider reclassification of prior periods to be unnecessary. Please refer to paragraphs 34-35 of SFAS 131.
Response:
     The operations of ICA Fluor are not material in any current or historical period presented in the Company’s 2005 Annual Report on Form 10-K. Because the numbers are so small, reclassification will not appreciably change the numbers for the two reporting segments. As such, a reclassification should not be necessary.
     Disclosure of the move of ICA Fluor from the Power segment to the Oil & Gas segment was provided in Management’s Discussion and Analysis of Results of Operations because the Company’s historical description of its Power business identified ICA Fluor as a component. Disclosure of the change to Oil & Gas was deemed proper to ensure users of our financial statements were informed of the change.
* * *

Mr. Rufus Decker
Securities and Exchange Commission

     Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely, /s/ D. Michael Steuert D. Michael Steuert

DMS/vlp

cc:	Securities and Exchange Commission
      Jeffrey Gordon; Scott Watkinson

Fluor Corporation
      Lawrence N. Fisher; Wendy A. Hallgren, Victor L. Prechtl

Ernst & Young LLP
      Billie I. Williamson

Gibson, Dunn & Crutcher LLP
E. Michael Greaney; Brian J. Lane

Mr. Rufus Decker
Securities and Exchange Commission

EXHIBIT I
     Contractual obligations at December 31, 2005 are summarized as follows:

		Amount of Commitment Expiration Per Period
Contractual Obligations	Total	1 year or less	2-3 years	4-5 years	Over 5 years
$ in millions

Debt:
1.5% Convertible Senior Notes	$330	$330	$—	$—	$—
5.625% Municipal bonds	17	—	—	—	17
4.65% equity bridge loan	17	—	17	—	—
Non-recourse project finance debt	58	—	34	24	—
Interest on all obligations (1)	29	10	7	3	9
Operating leases (2)	248	27	49	38	134
Pension minimum funding (3)	167	12	31	124	—
Other post-employment benefits	53	6	13	13	21
Other compensation related obligations(4)	258	20	53	55	130
Guarantee of pollution control bonds	5	3	2	—	—

Total	$1,182	$408	$206	$257	$311

(1)	Interest is based on the borrowings that are presently outstanding and the timing of payment indicated in the above table. Interest relating to possible future debt issuances is excluded since an accurate outlook of interest rates and amounts outstanding cannot be reasonably predicted.

(2)	Operating leases are primarily for engineering and project execution office facilities in Sugar Land, Texas, the United Kingdom and various other domestic and international locations.

(3)	The Company generally provides funding to its US and non-US pension plans based on the minimum required by applicable regulations. In determining the minimum required funding, the company utilizes current actuarial assumptions and exchange rates to forecast estimates of amounts that may be payable for up to five years in the future. In management’s judgment, minimum funding estimates beyond a five year time horizon can not be reliably estimated. Where minimum funding as determined for each individual plan would not achieve a funded status to the level of accumulated benefit obligations, additional discretionary funding may be provided from available cash resources.

(4)	Principally deferred executive compensation.

Mr. Rufus Decker
Securities and Exchange Commission

EXHIBIT II
Pro Forma Consolidated Statement of Cash Flows
Cash Flows from Operating Activities

	Pro Forma Presentation Year Ended December 31,
	2005	2004	2003
Net earnings	$227,273	$186,695	$157,450
Adjustments to reconcile earnings to cash provided (utilized) by operating activities:
Depreciation of fixed assets	101,998	87,036	79,676
Amortization of intangibles	2,126	2,177	1,257
Restricted stock amortization	18,493	16,039	12,526
Minority interest	(14,183)	23,288	13,751
Adjust deferred compensation trust assets to fair value	(18,242)	(20,666)	(22,134)
Adjust deferred compensation obligation to fair value	18,595	15,543	23,248
Taxes paid on vested restricted stock	(10,774)	(8,414)	(1,685)
Cumulative effect of change in accounting principle	—	—	10,389
Deferred taxes	(55,677)	4,054	48,284
Stock option tax benefit	16,904	14,009	3,652
Retirement plan (contributions) accrual, net	(56,890)	14,815	(620)
Unbilled fees receivable	(38,897)	(36,792)	(21,940)
Provisions for impairment of assets	—	—	14,817
Changes in operating assets and liabilities, excluding effects of business acquisitions/dispositions	241,619	(361,881)	(686,573)
Gain on sale of real estate and residual property interest	(14,618)	(12,545)	—
Insurance proceeds	—	—	69,926
Equity in earnings of investees	(15,624)	(1,317)	(114)
Currency translation	3,505	(3,803)	(5,245)
Other items	3,067	(2,428)	(391)

Cash provided (utilized) by operating activities	$408,675	$(84,190)	$(303,726)